

August 27, 2010

Michael A. Neal
Chief Executive Officer
General Electric Capital Corporation
901 Main Avenue
Norwalk, CT 06851-1168

> **Re:** **General Electric Capital Corporation**
> **Form 10-K for Fiscal Period Ended December 31, 2009**
> **Form 10-Q for Fiscal Period Ended March 31, 2010**
> **File No. 001-06461**

Dear Mr. Neal:

We have reviewed your correspondence filed with The Commission on July 2, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including drafts of your proposed revisions to future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision to your future filings is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 2 to our letter dated June 2, 2010 and your enhanced disclosure on page 54 of your June 30, 2010 Form 10-Q regarding your loan modification programs. Please address the following:

    a. This disclosure includes your policy regarding re-aging of receivables, and indicates that the loan would return to current status after receipt of at least three consecutive minimum monthly payments or the equivalent cumulative amount. We also note that you have a significant amount of modified loans that redefaulted. In light of this fact, please tell us why you believe your re-aging process is appropriate and tell us whether you considered using a longer time period before re-aging the loan to current.

    b. We note that you make modifications to loans that you do not appear to account for as a troubled debt restructuring ("TDR"). Your response appears to indicate that this is due to the short term nature of the modification. Please revise to disclose the following:

    i. Describe the key features of your short-term modification programs, including a description of the significant terms modified and the typical length of each of the modified terms;

    ii. Explain in further detail how the terms are modified under the programs, yet you still expect to collect full contractual principal and interest on the loans;

    iii. Describe the scenarios where you would use these short-term loan modifications as opposed to the longer-term modifications made under your other modification programs;

    iv. Discuss the success rates of these short-term modification programs (as compared to the longer term modifications that are classified as TDRs), and provide a discussion of whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans;

    v. Provide additional analysis supporting your conclusion that these short-term modifications should not be classified as troubled debt restructurings; and

    vi. Disclose whether you believe you would obtain a materially different allowance if these loans were included in your ASC 310-10 (SFAS 114) impairment analysis as compared to your ASC 450-20 (SFAS 5) analysis

2. We note your disclosure on page 34 of your 2009 Form 10-K where you indicate that specific reserves are recorded for individually impaired loans to the extent you judge principal to be uncollectible. Please tell us how your policy is consistent with the guidance in ASC 310-10-35-16 which indicates that a loan is impaired when it is probable that both the contractual interest and the contractual principal payments of a loan will not be collected as scheduled in the loan agreement.

3. We note your table on page 34 which provides information regarding loans classified as impaired and the amount of specific reserves related to those impaired loans. Please respond to the following:

    a. Quantify your impaired loans as of March 31, 2010 and December 31, 2009 by the method used to measure impairment (e.g., discounted cash flows, collateral value or observable market price);

    b. Clearly explain how you determine whether a loan is collateral-dependent;

     c. Describe your charge-off policy for collateral-dependent impaired loans. In this regard, clarify whether under your policy the difference between the recorded amount of a loan and the fair value of the underlying collateral would be charged-off against the allowance and the timing on when the charge-off would take place.

     d. Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and

     e. To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in the area the loans are located. As part of your response, please discuss any significant geographic concentrations.

4. Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial and industrial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

     a. The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

     b. To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

     c. In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

     d. How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

     e. How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

     f.   Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

     g.   When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

5. We note that your loan portfolio includes a significant amount of commercial lending and leasing and real estate loans. Given the relatively higher level of credit risk typically associated with these types of lending products, please tell us, and consider revising future filings to disclose the following information related to loans with interest reserves:

     a.   The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

     b.   Your policy for recognizing interest income on these loans;

     c.   How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

     d.   Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

     e.   Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

     f.   Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

6. We note your response to our previous comment 3 in our letter dated June 2, 2010. Please provide the following additional information:

     a.   We note your response that the acquisition of $0.3 billion of nonearning Interbanca S.p.A. loans caused your ratio of allowance as a percentage of nonearning receivables to decrease from 83.5% to 39.4%. However, we note that the increase in nonearning loans was also due to other factors, as the total increase was $1.035 billion. Please revise your disclosure to specifically quantify what the allowance as a percent of nonearning receivables ratio for the CLL-Europe business would have been absent the acquisition of Interbanca S.p.A. Compare this ratio to prior periods and discuss the reasons for any trends. Present any other ratios affected by this acquisition in a similar manner and discuss any significant trends between periods.

    b. Please revise your disclosure to more fully explain the deterioration of the ratio of allowance as a percent of nonearning receivables in the Real Estate portfolio. We note your response that the decline in 2009 reflected a higher proportion of the allowance being attributable to specific reserves and your estimate of underlying collateral values. Given your disclosure that your receivables may continue to be adversely affected as the overall challenging economic environment continues to pressure underlying property values, please explain why higher additional reserves were not necessary for the remainder of the portfolio. Explain why you do not anticipate or have not experienced a similar increase in loans requiring the same level of specific reserves prior to being classified as nonearning. Describe how you consider the impact of increased levels of nonearning receivables in your general allowance component and quantify the effect of any changes in assumptions related to this consideration. If you do not consider the impact of increased levels of nonearning reserves in your general allowance component, please disclose why you do not believe this to be a qualitative indicator of credit deterioration within your portfolio.

    c. Please revise to disclose the ratio of the general allowance to the ASC 450 loan pools and the ratio of specific reserves to ASC 310 loans.

    d. Please revise to disclose additional detail regarding the nature of the underlying collateral related to the Real Estate portfolio. Describe the impact your charge-off policy has on your estimate of the allowance for loan losses and credit quality measures related to this portfolio.

7. Please refer to our previous comment 5 in our letter dated June 2, 2010. Please address the following:

    a. We note your response and your representation that you would include the requested disclosures in your next Form 10-Q. However, we could not locate the relevant disclosures in your June 30, 2010 Form 10-Q. As requested, please provide us with your proposed disclosures and revise your future filings beginning with your next Form 10-Q to provide the requested information.

    b. Please revise to provide a more complete discussion of the basis on which these assumptions were determined. Please provide enough detail for a reader to understand the potential variability in the assumptions used to determine the fair value of your reporting units.

8. We note your response to our previous comment 7 in our letter dated June 2, 2010. In light of the significance of the amounts to your Net earnings and the specific guidance of ASC 320-10-45-8A, please revise your income statement in future filings as previously requested.

9. We note your response to our previous comment 10 in our letter dated June 2, 2010. As requested, please revise your future filings to disclose the information contained in your response. In addition to the information provided, please revise to disclose the current rating of your subprime investment securities as well as the initial rating.

10. Please refer to our previous comment 12 in our letter dated June 2, 2010. Please revise to disclose the information requested. Alternatively, please provide us with the amounts involved as well as your analysis as to why such information would not provide meaningful information to investors about material trends in your investment portfolio.

11. Please refer to our previous comment 19 in our letter dated June 2, 2010. Please provide a more detailed analysis supporting your conclusion to deconsolidate these structures, including but not limited to, the following information:

    a. Please provide us with a tabular breakdown of the entities that were deconsolidated which details the amount of assets, liabilities, and equity for each structure along with a brief description of the structure and a key to the reason the structure was deconsolidated.

    b. Describe more specifically the individual structures that were deconsolidated. Provide additional detail regarding the activities of each entity and how the decisions of the managing member or general partner for each entity impact their respective activities.

    c. Describe more specifically the protective rights you retain as an equity or debt investor.

    d. Describe the process under which you do have the ability to remove the parties currently making the decisions that most significantly impact the economic performance of the entity.

    e. As part of your response for each separate structure deconsolidated, please specifically identify the key feature and paragraphs of the revised guidance on which you are relying for your basis for deconsolidating.

    f. We note your statement that "This logic was also applied in (y)our evaluation of entities determined to be VIEs under the revised guidance in ASC 810." Please specifically confirm whether and the extent to which you have not consolidated other structures based on similar analysis that were not previously consolidated. If so, provide similar information as to how you concluded that you did not have the right to receive benefits or obligations to absorb losses that could be potentially significant to the entity and the powers to direct the activities that most significantly impact the economic performance of the entity that would together provide a controlling financial interest in the entity.

You may contact Rebekah Blakeley Moore, Staff Accountant, at (202) 551-3303 or me at (202) 551-3494 with any questions.

Sincerely,

Kevin W. Vaughn
Branch Chief